SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                           ________________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 5

                             TPI ENTERPRISES, INC.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of class of securities)

                                  872623-10-3
                                (CUSIP Number)

Osvaldo Cisneros                  With copy to: Richard A. Goldberg, Esq.
Aptd. 70519 Los Ruices                          Shereff, Friedman,
Caracus, Venezuela                                Hoffman and Goodman
Tel. No.: (011)-(582)-203-6100                  919 Third Avenue
                                                New York, New York  10022
                                                Tel. No.:  (212) 758-9500

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 May 24, 1994
            (Date of event which requires filing of this statement)
                If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the report person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                 (Continued on following pages)
                      (Page 1 of 25 Pages)


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CUSIP No. 872623-10-3                           Page 2 of 25 Pages

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        OSVALDO CISNEROS

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                (b)[x]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        PF/OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM (2(d) or 2(e)                                         [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Venezuela

NUMBER OF                7  SOLE VOTING POWER
SHARES                      4,000
BENEFICIALLY             8  SHARED VOTING POWER
OWNED BY EACH               2,575,144 (See Items 5 & 6)
REPORTING                9  SOLE DISPOSITIVE POWER
PERSON WITH                 4,000
                        10  SHARED DISPOSITIVE POWER
                            2,575,144 (See Items 5 & 6)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,144 (See Items 5 & 6)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
        SHARES*                                                    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.71%

14      TYPE OF REPORTING PERSON*
        IN

                                       2


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CUSIP No. 872623-10-3                           Page 3 of 25 Pages

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Balanchine Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [ ]
                                                            (b)    [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM (2(d) or 2(e)                                      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Turks & Caicos Islands

NUMBER OF               7  SOLE VOTING POWER
SHARES
BENEFICIALLY            8  SHARED VOTING POWER
OWNED BY EACH              1,500,000 (See Item 5)
REPORTING               9  SOLE DISPOSITIVE POWER
PERSON WITH            10  SHARED DISPOSITIVE POWER
                           1,500,000 (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 (See Item 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
        SHARES*                                                    [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.39%

14      TYPE OF REPORTING PERSON*
        CO

CUSIP No. 872623-10-3                                   Page 4 of 25 Pages

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Inversiones Macuto, S.A.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [ ]
                                                                (b)     [x]
3       SEC USE ONLY

4       SOURCE OF FUNDS*
        PF/OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM (2(d) or 2(e)                                           [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Panama

NUMBER OF               7  SOLE VOTING POWER
SHARES
BENEFICIALLY            8  SHARED VOTING POWER
OWNED BY EACH              1,075,144
REPORTING               9  SOLE DISPOSITIVE POWER
PERSON WITH            10  SHARED DISPOSITIVE POWER
                           1,075,144

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,075,144

12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
        SHARES*                                                         [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.29%

14      TYPE OF REPORTING PERSON*
        CO
                                       4

                This Statement amends and restates, as amended, the Schedule 13D filed by Osvaldo Cisneros, Inversiones Macuto, S.A. and Balanchine Corporation dated March 14, 1991 (the "Original Schedule 13D"), as amended by the Schedule 13D Amendment No. 1 dated May 3, 1991 ("Amendment No. 1"), the
Schedule 13D Amendment No. 2 dated April 6, 1992 ("Amendment No. 2"), the
Schedule 13D Amendment No. 3 dated April 22, 1992 ("Amendment No. 3") and the
Schedule 13D Amendment No. 4 dated February 3, 1993 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"), as set forth in this Amendment No. 5.

Item 1.   Security and Issuer.

                This Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of TPI Enterprises, Inc., a New Jersey corporation (the "Company"). The Company's principal executive offices are located at TPI Enterprises, Inc., Phillips Point, East Tower, Suite 909, 777 South Flagler Drive, West Palm Beach, FL 33401.

Item 2.    Identity and Background.

                Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

                (a) This Statement is filed jointly by (i) Mr. Osvaldo Cisneros, (ii) Inversiones Macuto, S.A., ("Macuto"), and (iii) Balanchine Corporation ("Balanchine"). The foregoing persons are sometimes referred to herein as the "Reporting Persons".

                (b) The principal business address of each of the Reporting Persons is set forth below opposite their respective names:
                                       5

  Name                                          Principal Business Address

Osvaldo Cisneros                            Aptd. 70519 Los Ruices
                                            Caracas, Venezuela

Inversiones Macuto, S.A.                    Calle 53 Con Avenida Lewis
                                            El Dorado, Panama

Balanchine Corporation                      P.O. Box 7788
                                            Nassau, Bahamas

                (c) The principal business of Mr. Cisneros is President of Organizacion Pepsi Cola and Hit of Venezuela. Mr. Cisneros is a director of the Company. Each of Macuto and Balanchine were formed for the purpose of investing in securities of the Company. Macuto is the special limited partner of C&C Investment Holdings, L.P. ("C&C"), a Delaware limited partnership, of which Stephen R. Cohen ("Mr. Cohen") is the sole general partner. Mr. Cohen is also Chairman of the Board of the Company. Mr. Cohen has filed a separate Statement Schedule 13D (Amendment No. 6 dated March 24, 1994) with respect to the transactions described herein. Set forth on Schedule A hereto and incorporated herein by reference are the name, principal business address and citizenship or place of organization of each officer, director and controlling shareholder of Macuto and Balanchine.

                (d) - (e) During the past five years, none of the Reporting Persons nor any person set forth on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor any person set forth on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Mr. Cisneros is a citizen of Venezuela. Macuto is a corporation organized under the laws of Panama and Balanchine is a corporation organized under the laws of Turks & Caicos Islands.

Item 3.    Source and Amount of Funds or Other Consideration.

                Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                Pursuant to a Stock Sale Agreement dated March 4, 1991 by and between American Multi-Cinema, Inc. ("AMC") and C&C (the "Stock Sale Agreement"), C&C purchased from AMC 1,000,000 Shares (the "Existing Shares") for a purchase price of $5.5 million on April 25, 1991. C&C obtained the $5.5 million to purchase the 1,000,000 Existing Shares to the Stock Sale Agreement by drawing on a letter of credit issued by The Bank of New York (the "Letter of Credit") as a capital contribution to C&C by Macuto. The description of the Letter of Credit contained in this Statement does not purport to be complete, and such description is qualified in its entirety by reference to the Letter of Credit, a copy of which was attached as Exhibit 1 to the Original Schedule 13D.

                In addition, C&C and AMC entered into an Option Agreement dated March 4, 1991 (the "Option Agreement"), pursuant to which AMC agreed, subject to the terms and conditions set forth therein, to grant C&C an option (the "Option") to purchase up to 1,475,144 Shares (the "Option Shares") then owned by AMC. The Option Agreement provides that, subject to the terms and conditions set forth therein, C&C may exercise the Option in whole or in part at any time or from time to time on or before the day preceding the tenth anniversary of April 25, 1991 (the "Effective Time"). The purchase price per Share under the Option was $6.00 for a period of three years following the Effective Time and thereafter the purchase price per Share increases by $0.50 per Share for each successive year throughout the balance of the ten year term of the Option Agreement (to a maximum purchase price of $9.50 per Share during the last year of such term). AMC has the right to sell the Option Shares (and thereby terminate the Option) under the circumstances and in accordance with the procedures summarized in Item 6 hereof and has taken action pursuant thereto which will permit AMC to sell the remaining Option Shares.

                Under the C&C Limited Partnership Agreement (as hereinafter defined), Mr. Cohen has the right to determine whether to exercise the Option (or the Right of First Offer (as hereinafter defined)) with respect to the Option Shares. See Item 6 of this Statement for a description of the 1994 Letter Agreement (as defined below).

                See Item 6 of this Statement for a description of certain additional terms of the Stock Sale Agreement, the Option Agreement and the C&C Limited Partnership Agreement (which instruments were attached as exhibits to the Original Schedule 13D).

                Balanchine acquired 1,500,000 shares for an aggregate purchase price of approximately $9.5 million. Balanchine purchased such Shares with funds provided by Mr. Cisneros.

                On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a purchase price of $6.50 per Share or an aggregate purchase price of $9,100,000. C&C's source of funds was a capital contribution by Mr. Cohen of $4,794,218 and funds advanced to C&C by Cantor Fitzgerald & Co. ("CF&Co.") in the amount of $4,305,782 as margin indebtedness pursuant to which C&C pledged 1,400,000 Option Shares to CF&Co. C&C intends to repay such margin loan and such capital contribution with the proceeds of the sale of the 1,400,000 Option Shares described in Item 5(c). Mr. Cohen obtained the funds for this capital contribution to C&C from personal cash balances in the amount of $3,506,803 and funds originally advanced to Mr. Cohen by Bear, Stearns & Co., Inc. and Shearson Lehman

Brothers Inc. (a predecessor of Smith Barney Shearson Incorporated ("Smith Barney")) pursuant to margin loans. Mr. Cohen's current margin indebtedness, which is secured by 500,000 Shares, is $1,287,415, all of which has been advanced by Smith Barney (the "Smith Barney Advance").

Item 4.    Purpose of Transaction.

                Item 4 is hereby amended and restated in its entirety as follows:

                Each of the Reporting Persons purchased their respective Shares for investment purposes. Each of the Reporting Persons intends to review their investment from time to time and reserves the right to maintain their respective holdings at current levels without further action or, subject (in the case of Shares to be held by C&C), to restrictions in the C&C Limited Partnership Agreement, to sell all or a portion of their holdings or purchase additional Shares in the open market or privately negotiated transactions or otherwise.

                Mr. Cisneros is currently serving as a director of the Company.

Item 5.    Interest in Securities of the Issuer.

                (a) Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

                Macuto may be deemed to have shared power to (i) vote the 1,000,000 Shares purchased by C&C from AMC on April 25, 1991 pursuant to the Stock Sale Agreement and the 75,144 Shares subject to the Option and (ii) dispose of the 1,000,000 Shares and the 75,144 Shares subject to the Option. Accordingly, Macuto may be deemed to beneficially own an aggregate of 1,075,144 Shares (approximately 5.29% of the outstanding Shares).

                Mr. Cisneros, as the sole shareholder of Macuto, has the power to direct the voting and disposition of investments of Macuto, and accordingly, may be deemed to beneficially own any Shares owned by Macuto by virtue of Rule 13d-3. In addition, Mr. Cisneros will have the sole power to vote and dispose of 4,000 Shares that Mr. Cisneros has the right to acquire through presently exercisable options which were granted to Mr. Cisneros by the Company for his services as director.

                Balanchine owns 1,500,000 Shares representing approximately 7.39% of the Company's outstanding Shares. Balanchine is an entity formed by Coutts & Co. ("Coutts"), a Bahamian bank (formerly NatWest International Trust Corporation). Coutts indirectly holds approximately 99% of the capital stock of Balanchine pursuant to a nominee arrangement with Mr. Cisneros. Pursuant to such arrangement, Mr. Cisneros has the right to provide instructions to Coutts as to matters relating to voting, disposition and receipt of dividends with respect to these Shares. Accordingly, by reason of the provisions of Rule 13d-3, Mr. Cisneros may be deemed to be the beneficial owner of the Shares owned by Balanchine.

                In accordance with the 1994 Letter Agreement (as defined below), in which the general partner and special limited partner of C&C have agreed as promptly as practicable to distribute the 1,000,000 Existing Shares currently beneficially owned by C&C by distributing 990,000 Existing Shares to the special limited partner and 10,000 Existing Shares to the general partner of C&C, upon consummation of such distribution, Macuto will beneficially own and have sole voting and dispositive power with respect to 990,000 Shares.

                Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

                (c) On April 25, 1991, pursuant to the Stock Sale Agreement, C&C purchased 1,000,000 Shares for a purchase price of $5.50 per Share and the Option to purchase up to 1,475,144 Shares, on the terms set forth in the Option Agreement, became effective. See Item 6.

                The information contained in the following two paragraphs was taken from Amendment No. 6 to the Schedule 13D filed by Mr. Cohen dated May 24, 1994.

                Mr. Cohen is the general partner of C&C. The present principal occupation or employment of Mr. Cohen is Chairman of the Board of the Company. The principal office and business address of Mr. Cohen is Phillips Point, East Tower, Suite 909, 777 South Flagler Drive, West Palm Beach, Florida 33401. Mr. Cohen is a citizen of the United States.

                During the past five years, Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Cohen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Ella Cisneros, the wife of Mr. Cisneros, beneficially owns 243,500 Shares (approximately 1.20% of the outstanding Shares). The Shares beneficially owned by Mrs. Cisneros were purchased by entities controlled by her. Information concerning the identity and background of Mrs. Cisneros and the entities she controls, which have executed transactions in Shares, is set forth in Schedule B hereto. Mrs. Cisneros maintains the sole power to vote, dispose, or direct the disposition of the Shares beneficially owned by her. Mr. Cisneros exercises no voting or dispositive power over such Shares and exercises no control over the entities which hold such Shares. Accordingly, Mr. Cisneros disclaims beneficial ownership with respect to all Shares beneficially owned by Mrs. Cisneros.

                On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a purchase price of $6.50 per Share. On May 24, 1994, C&C sold 1,400,000 Option Shares in brokerage transactions at $7.375 per Share with respect to 1,343,000 Option

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Shares and $7.575 per Option Share with respect to 57,000 Option Shares, in each case net of brokerage commissions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Stock Sale Agreement

                On April 25, 1991, C&C consummated the Stock Sale Agreement by purchasing from AMC 1,000,000 Shares for a purchase price of $5.5 million.

                The description of the Stock Sale Agreement contained in this Statement does not purport to be complete and such description is qualified in its entirety by reference to the Stock Sale Agreement, a copy of which is attached as Exhibit 2 to the Original Schedule 13D.
Option Agreement:  Sale of 1,400,000 Option Shares

                On March 4, 1991, AMC and C&C entered into the Option Agreement in which, subject to the terms and conditions set forth therein, AMC granted C&C the Option to purchase up to 1,475,144 Option Shares. The purchase price for the Option Shares is payable in cash and was initially $6.00 per Share; the purchase price remained at $6.00 per Share for three years following the Effective Time. After the third anniversary of the Effective Time, the purchase price for the Option Shares increased by $0.50 per Share and will increase by $.50 per Share for each successive year throughout the balance of the ten-year term of the Option Agreement (to a maximum of $9.50 per share for the last year of the Option Agreement). C&C may exercise the Option in whole or in part at any time before the expiration of the Option Agreement. After C&C has delivered notice of its exercise of the Option to purchase some or all of the Option Shares, it may assign its rights to purchase such Shares to another person, subject to the terms and conditions of the Option Agreement. The Option Agreement became effective April 25, 1991.

                For a three-year period following the Effective Time (the "Blackout Period"), AMC could not transfer any of the Option shares to a third party without the consent of C&C. Following the Blackout Period, when AMC desires to sell such Option Shares, it must notify C&C of the terms on which it is willing to sell the Option Shares. C&C then has the right to purchase such Shares upon such terms (the "Right of First Offer"). If C&C does not exercise such right, AMC has the right, within 180 days of its notice, to sell such Shares for cash or for cash and notes on terms no more favorable to a third party than those offered to C&C.

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



AMC may make only one such offer a year to C&C unless a Share Transaction (as hereinafter defined) is proposed.

                AMC has the right to transfer the Option Shares (to the extent the Option has not been exercised) pursuant to a transaction proposed by C&C or any of its affiliates which requires actions or decisions by shareholders of the Company and which, if consummated, would alter the ownership of the Option Shares and other Shares (such transaction, including without limitation a merger or other business combination, tender offer or exchange offer, collectively referred to herein as a "Share Transaction"). In addition, if a Share Transaction is proposed by a third party, AMC may transfer the Option Shares (to the extent the Option has not been exercised) if C&C or any of its affiliates transfers any Shares pursuant to or in connection with such Share Transaction. In the event that (a) C&C or any of its affiliates transfers any Shares or votes Shares in favor of such Share Transaction or any related Share Transaction or (b) if such Share Transaction is a merger or other business combination which requires the approval of the affirmative vote of a number of Shares which is less than the number of Shares to be voted by the person proposing such Share Transaction then, to the extent AMC requests, C&C will vote the Option Shares in a manner which protects AMC's appraisal rights and AMC will have the right to transfer the Option Shares pursuant to such Share Transaction (to the extent the Option has not been exercised).

                In the Option Agreement, AMC has granted C&C an irrevocable proxy to vote the Option Shares as long as they are subject to Option.

                The foregoing description of the Option Agreement does not purport to be complete and such description is qualified in its entirety by reference to the Option Agreement, a copy of which was attached as Exhibit 3 to the Original Schedule 13D.

                Pursuant to a letter dated April 26, 1994, AMC offered to sell C&C 1,475,144 Option Shares at a price of $6.50 per Share in cash pursuant to the Right of First Offer provisions of the Option Agreement and notified C&C that if C&C elected not to purchase such Shares, AMC would attempt to sell such Shares in privately negotiated transactions or in the open market within the period permitted under the Option Agreement.

                On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a price of $6.50 per Share and sold 1,400,000 Option Shares in brokerage transactions at a net price of $7.375 per Share with respect to 1,343,000 Option Shares and a net price of $7.575 per Share with respect to 57,000 Option Shares.

C&C Limited Partnership Agreement

                On March 4, 1991, Mr. Cohen and Macuto entered into the C&C Limited Partnership Agreement, a copy of which was attached as Exhibit 4 to the Original Schedule 13D (the "Partnership Agreement"), pursuant to which the parties formed C&C for the purpose of entering into the Stock Sale Agreement and the Option Agreement. On April 22,

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1992, Mr. Cohen and Macuto entered into the Amended Agreement of Limited
Partnership of the C&C Investment Holdings, L.P., a copy of which was attached as Exhibit 7 to the Original Schedule 13D (the "Amended Partnership Agreement"), which was amended pursuant to a letter agreement between Mr. Cohen and Macuto dated May 23, 1994, a copy of which is attached hereto as Exhibit 8 (the "1994 Letter Agreement"). The Partnership Agreement, as amended by the Amended Partnership Agreement and the 1994 Letter Agreement is referred to herein as the "C&C Limited Partnership Agreement".

                Pursuant to the C&C Limited Partnership Agreement, Macuto made an initial capital contribution to C&C of $5.5 million in cash and Mr. Cohen made an initial capital contribution to C&C of $55,000 in cash. The initial partnership percentage interests of Macuto and Mr. Cohen are 99% and 1%, respectively. Pursuant to the C&C Limited Partnership Agreement, an additional cash capital contribution was made by Mr. Cohen on each of the first, second and third anniversary of the Effective Time in the amount of $100,000. Within ninety (90) days following each of these capital contributions, the general partner was required to cause C&C to contribute to Qualified Organizations (as defined in the C&C Limited Partnership Agreement) an amount equal to such capital contributions.

                The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, provides that Mr. Cohen, as the general partner, is authorized in his sole discretion and without the prior consent of or notice to Macuto (and without making any capital contribution to C&C) in the name and on behalf of C&C (a) to exercise the Option and/or the Right of First Offer and to transfer sell, assign or otherwise dispose of any or all Options Shares (or any interest therein) acquired (or to be acquired) pursuant to the exercise by C&C of the Option and/or the Right of First Offer and (b) to incur and pay expenses in connection with the foregoing; provided, however, Mr. Cohen shall have no right to sell, assign, transfer, exercise or leverage any of the 1,000,000 Existing Shares held by the custodian pursuant to the C&C Limited Partnership Agreement or otherwise expose such Existing Shares to partnership liabilities. The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, further provides that no additional capital contribution shall be required by Macuto and that no Shares acquired pursuant to the Option or the Right of First Offer shall be required to be delivered to the custodian under the C&C Limited Partnership Agreement. The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, further provides that Mr. Cohen shall have the right to make a temporary capital contribution to C&C for the purpose of exercising the Option and to pledge and leverage the Option Shares on a short-term basis for the purpose of exercising the Option; any funds contributed by Mr. Cohen to C&C in connection therewith shall be repaid by C&C to Mr. Cohen (together with interest paid on such contribution by Mr. Cohen) immediately upon receipt of payment for any Option Shares.

                Pursuant to the 1994 Letter Agreement, Mr. Cohen and Macuto have agreed as promptly as practicable to cause 990,000 of the Existing Shares to be distributed to Macuto and 10,000 of the Existing Shares to be distributed to Mr. Cohen. The 1994 Letter Agreement also deletes the provisions of the C&C Limited Partnership Agreement that had required Mr. Cohen to make additional capital contributions to C&C and required C&C to make certain charitable contributions.

                Pursuant to the 1994 Letter Agreement, Mr. Cohen and Macuto have agreed that, consistent with the terms of the C&C Limited Partnership Agreement, any profit or gain arising out of the Option Shares will be allocated in accordance with the following ratios: 1,000,000/1,475,144 to the general partner and 475,144/1,475,144 to the special limited partner. Mr. Cohen and Macuto have agreed that nothing contained in the 1994 Letter Agreement shall modify the partnership interests of the general partner or the special limited partner contained in the C&C Limited Partnership Agreement to the extent such partnership interests relate to the Existing Shares.

                The C&C Limited Partnership Agreement further provides that, subject to the 1994 Letter Agreement, no distribution to the partners may be made without the consent of both partners, provided, however, that after the fifth anniversary of the Effective Time, either partner shall have the right to cause C&C to make a distribution to the partners of all the Shares owned by C&C in accordance with each partner's respective partnership percentage interest (or to cause C&C to liquidate the Shares allocable to such partner and distribute the cash proceeds thereof to such partner). Mr. Cohen intends to propose that C&C make a distribution of the net gains from the sale of the 1,400,000 Option Shares to the partners of C&C.

                The C&C Limited Partnership Agreement provides that Mr. Cohen, as the general partner, shall have full power to control all aspects of the investment activities and affairs of C&C except as specifically provided therein. Except as provided in the 1994 Letter Agreement, Macuto's consent is required to, among other things: (i) transfer or pledge any Shares owned by C&C; (ii) acquire Shares on behalf of C&C (except to the extent the C&C Limited Partnership Agreement permits Mr. Cohen to exercise the Option and Right of First Offer on behalf of C&C); (iii) amend the Stock Sale Agreement or the Option Agreement, except to extend the termination date under the Stock Sale Agreement to a date not later than August 28, 1991; (iv) invest the initial capital contributions of the partners pending the Effective Time other than in investments specified therein; (v) admit additional partners to C&C; or
(vi) incur expenses on behalf of C&C in excess of $50,000 in any fiscal year.

                As provided in the C&C Limited Partnership Agreement, Mr. Cohen must provide notice (a "Voting Notice") to Macuto specifying how Mr. Cohen, as general partner, intends to vote the Shares owned by C&C and any Shares held by AMC which are subject to the Option Agreement (the "Voting Shares") at any meeting or pursuant to a consent solicitation of the Company's shareholders.
If Macuto disagrees with the determination of Mr. Cohen in the Voting Notice, Macuto may provide notice to Mr. Cohen specifying how Macuto desires the Voting Shares to be voted. If Macuto timely provides such a notice, Mr. Cohen, as general partner, will cause C&C to vote (i) the Shares purchased by C&C pursuant to the Stock Sale Agreement and one-half of any Remaining Option Shares (as defined in the C&C Limited Partnership Agreement) as specified by Macuto and (ii) the remaining voting Shares

                                      13

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as determined by Mr. Cohen. If Macuto does not deliver a voting disagreement notice within the specified time period, Mr. Cohen shall cause all of the Voting Shares to be voted as specified by him in the Voting Notice. Mr. Cohen, as general partner, shall have discretionary authority to vote all voting Shares with respect to matters not set forth in a proxy statement, but properly presented for shareholder action at a shareholders meeting of the Company.

                The C&C Limited Partnership Agreement provides that Macuto may not transfer all or any portion of its partnership interest in C&C unless, among other things, it has received the written consent of Mr. Cohen, which consent will not be unreasonably withheld.

                The initial term of C&C is 10 years from March 4, 1991, unless sooner terminated in accordance with the terms of the C&C Limited Partnership Agreement. Mr. Cohen and Macuto have entered into an agreement dated May 31, 1994, a copy of which is attached hereto as Exhibit 9. Said agreement provides that the profit or gain arising out of the sale of 1,400,000 Option Shares, net of all costs, fees and expenses relating to the exercise of the Option and the sale of such Option Shares shall be distributed in accordance with the following ratios: 1,000,000/1,474,144 to Mr. Cohen, as general partner and 475,144/1,475,144 to Macuto as the special limited partner.

                The foregoing description of the C&C Limited Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Partnership Agreement, a copy of which was attached as
Exhibit 6 to Amendment No. 1 to the Original Schedule 13D and the 1994 Letter Agreement, a copy of which is attached as Exhibit 8 to the Schedule 13D.

                The Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission on March 25, 1993, registering, among other shares of common stock of the Company, the 2,475,144 Shares then beneficially owned by C&C. Such Registration Statement became effective May 11, 1993.

Item 7.   Material to be Filed as Exhibits.

        Exhibit 1 Letter of Credit issued by The Bank of New York in favor of C&C.

        Exhibit 2 Stock Sale Agreement dated March 4, 1991 by and between AMC and C&C.

        Exhibit 3 Option Agreement dated March 4, 1991 by and between AMC and C&C.

        Exhibit 4 Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated March 4, 1991 between Mr. Cohen and Macuto.

                                      14

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        Exhibit 5       Joint Filing Agreement dated March 12, 1991 among
                        Mr. Cisneros, Macuto and Balanchine.

        Exhibit 6 First Amendment to Option Agreement, dated April 25, 1991 between AMC and C&C.

        Exhibit 7 Amended Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated as of April 22, 1992.

        Exhibit 8* Letter Agreement between Stephen R. Cohen and Macuto dated May 23, 1994.

        Exhibit 9* Agreement between Stephen R. Cohen and Macuto dated May 31, 1994.

_________________
 * Filed with this Schedule 13D Amendment No. 5

                                      15

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                                   SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, Osvaldo Cisneros and Balanchine Corporation certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1994

                                        /s/ Osvaldo Cisneros
                                        Osvaldo Cisneros

                                        INVERSIONES MACUTO, S.A.

                                        By:  /s/ Osvaldo Cisneros
                                        Name:   Osvaldo Cisneros
                                        Title:  Attorney Ad-Hoc

                                        BALANCHINE CORPORATION

                                        By:  /s/ Esther Vincent
                                             Director-Amerex S.A.

                                        By:  /s/ Carolyn Miller
                                             Director-Baden S.A.

                                      16

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                                  SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS

                Set forth below are the names and citizenship or place of organization of each director and officer and principal shareholder of Balanchine Corporation. Unless otherwise indicated, each such person's principal business address is P.O. Box 7788, Nassau, Bahamas.

                                                        Citizenship/Place of
        Name                    Title                   Organization

Amerex S.A.*                    Director                Costa Rica
Baden S.A.*                     Director                Costa Rica
Mrs. D. Haines                  President               Bahamas
Miss L.C. Daniels               Vice President          Bahamas
Mr. J.D. Graham                 Vice President          Canada
Mrs. N. Hampartsoumian          Vice President          Canada
Mr. S. L. Humes                 Vice President          Bahamas
Mr. T. K. Marr                  Vice President          Canada
Mr. D. S. Martineau             Vice President          Canada
Mrs. L. Moss                    Vice President          Bahamas
Ms. S.M. Sewell-Jones           Vice President          U.K.
Mrs. E. E. Vincent              Vice President          Bahamas
Mrs. M. E. Winter               Vice President          Bahamas
Mrs. C.A. Miller                Secretary               Bahamas
Mr. V.R. Prosa                  Treasurer               Bahamas
Mrs. C. L. Baxter               Assistant Secretary     Bahamas
Mr. L.M. Cox                    Assistant Secretary     Bahamas
Miss P.H.A. Creary              Assistant Secretary     Bahamas
Ms. C.M. Gardiner               Assistant Secretary     Bahamas
Mrs. B. A. Hale                 Assistant Secretary     Bahamas
Mrs. P.S. Lambrigger            Assistant Secretary     Bahamas
Mrs. D.G. Moss                  Assistant Secretary     Bahamas
Miss S. Sands                   Assistant Secretary     Bahamas
Miss J.M. Shannon               Assistant Secretary     Bahamas
Mr. P.A. Webster                Assistant Secretary     Canada

Each of the foregoing individuals is an employee of Coutts & Co. (Bahamas) Limited, successor Company to NatWest International Trust Corporation (Bahamas) Limited.

Shareholders of Balanchine

Maridi Investment Company Limited*
Adansonia Investments*

        * Amerex S.A. and Baden S.A. are nominee companies of Coutts & Co. (Bahamas) Limited who serve as Directors of Balanchine. Maridi and Adansonia are nominee companies of Coutts & Co. (Bahamas) Limited who own all of the shares of Balanchine Corporation.

                                      17

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                Set forth below are the names, present principal occupation and citizenship of the directors and officers and controlling shareholder of Inversiones Macuto, S.A. unless otherwise indicated, the business address of each person is Calle 53 Con Avenida Lewis, El Dorado, Panama, Republica de Panama.

                                                Principal
Name                    Title                   Occupation          Citizenship

Osvaldo Cisneros*       Attorney                President of        Venezuelan
  Aptd. 70519            Ad-Hoc                 Organization Pepsi
  Los Ruices                                    Cola and Hit of
  Caracas, Venezuela                            Venezuela

Lorenzo Marquirez       Director - Secretary    Attorney            Panamanian

Carlos Cordero          Director - President    Financial Advisor   Panamanian
Ernesto Navarro Diaz    Director - Treasurer    Sales Department    Panamanian
                                                - Televisora
                                                  Nacional, C.A.
_______________
 * Controlling shareholder
                                      18

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                                  SCHEDULE B
                The following information concerns the identity and background of Mrs. Cisneros and the entities she controls which have held the Shares:

                Mrs. Cisneros is a citizen of Venezuela. Mrs. Cisneros is the sole shareholder and President of Karant Investments, N.V. ("Karant"), a corporation organized under the laws of the Netherlands Antilles.

                Mrs. Cisneros' principal business address is Centro Comercial Paseo las Mercedes, Piso 2, Ofc. 1-2, Nivel Verde, Caracas, Venezuela. Mrs. Cisneros is not principally engaged in any commercial pursuit. However, she is the founder and President of Together Foundations, a not-for-profit, non-governmental organization affiliated with the United Nations Department of Public Information which engages in international environmental pursuits.

                The principal business address of Karant is Centro Comercial Paseo Las Mercedes, Piso 2, Ofc. 1-2, Nivel Verde, Caracas, Venezuela. Set forth in Schedule C hereto and incorporated herein by reference are the names, principal businesses, principal business addresses and citizenships or places of organization of each officer, director and controlling shareholder of Karant.

                                      19

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                                  SCHEDULE C

             MANAGING DIRECTORS, AGENT AND CONTROLLING
              SHAREHOLDER OF KARANT INVESTMENTS, N.V.
Principal Business:

   Investment

Name/Title/Citizenship of               Principal
Managing Directors and Agent            Business Address

   Ella Cisneros                        Centro Comercial Paseo Las Mercedes
      Managing Director                 Piso 2, Ofc. 1-2 Nivel Verde
        Venezuela                       Caracas, Venezuela

   Corporate Agents, N.V.               Pietermaai 23, P.O. Box 6
      Managing Director                 Caracao, Netherlands Antilles
        Netherlands Antilles

   Robert Zangrillo                     25691 LaLanne Court
      Agent                             Los Altos, California   94022
        U.S.A.
Controlling Shareholder

   Ella Cisneros
                                      20

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                               INDEX TO EXHIBITS
        Exhibit 1 Letter of Credit issued by The Bank of New York in favor of C&C.

        Exhibit 2 Stock Sale Agreement dated March 4, 1991 by and between AMC and C&C.

        Exhibit 3 Option Agreement dated March 4, 1991 by and between AMC and C&C.

        Exhibit 4 Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated March 4, 1991 between Mr. Cohen and Macuto.

        Exhibit 5 Joint Filing Agreement dated March 12, 1991 among Mr. Cisneros, Macuto and Balanchine.

        Exhibit 6 First Amendment to Option Agreement, dated April 25, 1991 between AMC and C&C.

        Exhibit 7 Amended Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated as of April 22, 1992.

        Exhibit 8* Letter Agreement between Stephen R. Cohen and Macuto dated May 23, 1994.

        Exhibit 9* Agreement between Stephen R. Cohen and Macuto dated May 31, 1994.
________________
  * Filed with this Schedule 13D Amendment No. 5.
                                      21